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July 13, 2023	Austin Beijing Boston Brussels Century City Chicago Dubai Düsseldorf Frankfurt Hamburg Hong Kong Houston London Los Angeles Madrid	Milan Munich New York Orange County Paris Riyadh San Diego San Francisco Seoul Shanghai Silicon Valley Singapore Tel Aviv Tokyo Washington, D.C.

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Robert Arzonetti
Christian Windsor

Re:	Aegon N.V.
Registration Statement on Form F-4
Filed June 30, 2023
File No. 333-273041

Ladies and Gentlemen:

On behalf of Aegon N.V., a Dutch public limited liability company (naamloze vennootschap) (the “Company”), we are providing this letter in response to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) by letter dated July 11, 2023 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form F-4, as filed on June 30, 2023 (the “Registration Statement”).

This letter is being submitted together with Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects certain revisions to the Registration Statement in response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below the comments included in the Comment Letter in bold type, followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1, and all references to page numbers in such responses are to page numbers in Amendment No. 1.

July 13, 2023

1.	Please revise to update your disclosures throughout the filing regarding the ASR Transaction to:

•

Reflect the completion of the combination of your Dutch pension, life and non-life insurance, banking, and mortgage origination activities with ASR Nederland N.V. and the beginning of your asset management partnership with them on July 4, 2023

Response: The Company has revised the disclosure on the cover page of the prospectus and on pages 2, 3, 7, 8, 10, 15-19, 24-26, 30 and 41-42 in response to the Staff’s comment.

•	Expand the discussion of the ASR Transaction, to briefly address the reasons for the sale, and the impact on Aegon moving forward.

Response: The Company has revised the disclosure on pages 15 and 16 in response to the Staff’s comment.

2.

We note that Aegon has stated that it intends to return a substantial portion of the fund received from ASR, a plan that was reiterated with the announcement of the completion of the ASR Transaction. Please revise the F-4 to address whether the completion of the transaction to become a Bermuda exempted company will impact the timing of those planned transactions.

Response: The Company has revised the disclosure on pages 14 and 27 in response to the Staff’s comment.

* * *

July 13, 2023

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at +1 (212) 906-1899 or Paul M. Dudek at +1 (202) 637-2377 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ A. Peter Harwich
A. Peter Harwich of LATHAM & WATKINS LLP

Enclosure

cc:	J. Onno van Klinken, General Counsel and Member of Management Board, Aegon N.V.
Paul M. Dudek, Latham & Watkins LLP
Reinier Kleipool, De Brauw Blackstone Westbroek N.V.

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